

July 27, 2011

Via E-mail
Debra Hess
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re:** **Northstar Realty Finance Corp.**
> **Amendment 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 28, 2011**
> **Amendment 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 18, 2011**
> **File No. 001-32330**

Dear Ms. Hess:

We have reviewed your response letter dated July 15, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Amendment 1 filed February 28, 2011

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Real Estate Debt, page 71

1.   We note your response to comment seven in our letter dated July 15, 2011. We continue to believe that disclosure about the yield on new investments is an important trend to highlight for investors. In future Exchange Act reports, to the extent management believes that yields on originations and acquisitions during the period are reasonably indicative of yields during the holding period of the new assets, please provide quantitative disclosure regarding weighted average yields. To the extent that management believes that initial yields are unlikely to be indicative of yields during the holding period, such as a result of significant market instability, please provide a narrative qualitative discussion of yields on acquisition that addresses the size of yields relative to your historical portfolio yield and that explains the potential for actual yield on new assets during the holding period to deviate due to current market conditions.

Form 10-K/A Amendment 2 filed March 18, 2011

Financial Statements

Notes to Consolidated Financial Statements

4. Fair Value of Financial Instruments, page 25

2.   We note your response to our prior comment 13 in our letter dated July 15, 2011 and we are unable to agree with your conclusion. Please refer to the introductory language in paragraph 2 of ASC 820-10-50, which reads "each interim and annual period separately." Please confirm for us that you will provide these disclosures for all periods presented in your future filings.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at 202-551-3473 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief